September 22, 2025

Charles A. Ross Jr.
Chief Executive Officer
AMERICAN REBEL HOLDINGS INC
5115 Maryland Way, Suite 303
Brentwood, Tennessee 37027

        Re: AMERICAN REBEL HOLDINGS INC
            Registration Statement on Form S-1
            Filed September 9, 2025
            File No. 333-290119
Dear Charles A. Ross Jr.:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed September 9, 2025
General

1. We note that on behalf of your selling stockholders, you are registering the resale of up to 1,878,336 shares of "Common Stock underlying Series D Convertible Preferred
       Stock previously issued or issuable upon conversion of outstanding OID Notes."
       Please clarify if this means you are registering the resale of shares issuable upon exercise of Series D Convertible Preferred Stock that is not yet outstanding and will not be outstanding until the selling stockholder converts outstanding OID Notes. If this is so, it does not appear appropriate at this time to register to the resale of associated common stock. Please revise your registration statement accordingly, or provide us with an analysis addressing why you are able to register these shares at this time. Refer generally to Securities Act Compliance Disclosure Interpretation 139.11.
 September 22, 2025
Page 2
2. The disclosure throughout the filing relating to the amount of shares is confusing. For example, on the cover pager, you disclose that the registration statement covers two sets of shares of common stock in paragraphs (ii) and (iii) [(ii) 414,500 Shares of
       Common Stock and 699,680 Shares of Common Stock issuable upon exercise of
       Prefunded warrants (the    Prefunded Warrants   ) issued upon conversion
and
       settlement of a previously outstanding note, and (iii) 426,155 Shares of Common
       Stock and 1,183,191 Shares of Common Stock issuable upon exercise of Prefunded
       Warrants issued for the acquisition of membership interests from a third-party limited liability company]. What is the reason for separating the 414,550 and 426,115 shares of common stock rather than aggregating these as 840,665 shares?

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Erin Donahue at 202-551-6063 or Jay Ingram at 202-551-3397 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing